UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To	Offering Price	Aggregate Offering	Amount of
Securities To Be Registered	Be Registered	per Unit	Price	Registration Fee

Notes offered hereby	$13,270,000.00	100%	$13,270,000.00	$521.51

(1)  The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $45,000.83 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333–140456, of which this pricing supplement is a part. After giving effect to the $521.51 registration fee for this offering, $44,479.32 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 276 dated August 15, 2008
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 2 dated September 7, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

Reverse Exchangeable Securities with Contingent Downside Protection

$2,294,000.00 13.00% Enhanced Yield Securities linked to the common stock of Apache Corporation due February 25, 2009

$2,328,000.00 10.50% Enhanced Yield Securities linked to the common stock of Cisco Systems, Inc. due February 25, 2009

$8,648,000.00 13.00% Enhanced Yield Securities linked to the common stock of Target Corporation due February 25, 2009

Offering Information

Offerings:	This pricing supplement relates to three separate offerings of securities, each of which is linked to one, and only one, Underlying Stock. You may participate in any or all of the security offerings. This pricing supplement does not, however, allow you to purchase a security linked to a basket of more than one or all of the Underlying Stocks described below.

Issuer:	Eksportfinans ASA

Issuer Rating:	Aaa (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Underlying Stock:	The Underlying Stock for each security offering will be the common stock of the issuers as set forth in the table below:

Underlying Stock (For Each of the		Relevant	Ticker
Security Offerings)	CUSIP No.	Exchange	Symbol

Apache Corporation	037411105	NYSE	APA
Cisco Systems, Inc.	17275R102	NASDAQ	CSCO
Target Corporation	87612E106	NYSE	TGT

Agent:	Wachovia Capital Markets, LLC

Principal Amount per security:	$1,000.00

Issue Price per security:	100.00%

Maturity Date:	Securities linked to Apache Corporation	February 25, 2009
	Securities linked to Cisco Systems, Inc.	February 25, 2009
	Securities linked to Target Corporation	February 25, 2009

Valuation Date:	Securities linked to Apache Corporation	February 18, 2009
(as further described in	Securities linked to Cisco Systems, Inc.	February 18, 2009
product supplement no. 2)	Securities linked to Target Corporation	February 18, 2009

Interest:	Securities linked to Apache Corporation, 13.00% per annum, payable monthly.
Securities linked to Cisco Systems, Inc., 10.50% per annum, payable monthly.
Securities linked to Target Corporation, 13.00% per annum, payable monthly.

Interest Payment Dates:	Securities linked to Apache Corporation	25th of each month, starting September 25, 2008
	Securities linked to Cisco Systems, Inc.	25th of each month, starting September 25, 2008
	Securities linked to Target Corporation	25th of each month, starting September 25, 2008

Initial Stock Price:	Securities linked to Apache Corporation	$106.74
	Securities linked to Cisco Systems, Inc.	$24.91
	Securities linked to Target Corporation	$51.40

Knock-in Price:	Securities linked to Apache Corporation:
$74.718, the price that is 30% below the initial stock price.
Securities linked to Cisco Systems, Inc.:
$19.928, the price that is 20% below the initial stock price.
Securities linked to Target Corporation:
$35.98, the price that is 30% below the initial stock price.

Share Amount:	Securities linked to Apache Corporation	9.3686
	Securities linked to Cisco Systems, Inc.	40.1445
	Securities linked to Target Corporation	19.4553

Exchange Listing:	None

Trade Date:	August 15, 2008

Original Issue Date:	August 20, 2008

CUSIP Number:		CUSIP No.

	Securities linked to Apache Corporation	282645KZ2
	Securities linked to Cisco Systems, Inc.	282645LA6
	Securities linked to Target Corporation	282645LB4

Securities Linked to Apache Corporation	Per Security	Total

Public Offering Price	$1,000.00	$2,294,000.00
Underwriting Discount and Commission	$12.50	$28,675.00
Proceeds to Eksportfinans ASA	$987.50	$2,265,325.00

Securities Linked to Cisco Systems, Inc.	Per Security	Total

Public Offering Price	$1,000.00	$2,328,000.00
Underwriting Discount and Commission	$12.50	$29,100.00
Proceeds to Eksportfinans ASA	$987.50	$2,298,900.00

Securities Linked to Target Corporation	Per Security	Total

Public Offering Price	$1,000.00	$8,648,000.00
Underwriting Discount and Commission	$12.50	$108,100.00
Proceeds to Eksportfinans ASA	$987.50	$8,539,900.00

Additional terms specific to the securities

Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 2 and this pricing supplement if you so request by calling toll-free 1-888-215-4145 or 1-212-214-6282.

You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these securities are a part, and the more detailed information contained in product supplement no. 2 dated September 7, 2007. This pricing supplement, together with these documents, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 2 and the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000095012307012382/u53557e424b2.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected risk considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Stocks. These risks are explained in more detail in the “Risk factors” sections of the accompanying product supplement no. 2 dated September 7, 2007 and the accompanying prospectus supplement.

No guaranteed return of principal.  With an investment in the securities, you bear the risk of losing some or all of the value of your principal if a knock-in event occurs during the term of the securities and the final stock price is less than the initial stock price. Under these circumstances, at maturity, for each security you hold, the maturity payment amount that you will receive will be shares of the applicable Underlying Stock, which represents the number of shares of the applicable Underlying Stock equal to the share amount multiplied by the share multiplier. In these circumstances, you will lose some or all of the value of the principal amount of your securities and receive shares of the applicable Underlying Stock instead of a cash payment.

Yield may be lower.  The yield that you will receive on your securities, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security with the same maturity date.

Relationship to the Underlying Stocks.  You will have no rights against any of the Underlying Stock Issuers even though the market value of the securities and the amount you will receive at maturity depend on the performance of the applicable Underlying Stock. The Underlying Stock Issuers are not involved in the offering of the securities and have no obligations relating to the securities. In addition, you will not receive any dividend payments or other distributions on any of the Underlying Stocks, and as a holder of the securities, you will not have voting rights or any other rights that holders of the Underlying Stocks may have.

No active trading market.  The securities will not be listed or displayed on any securities exchange, the Nasdaq National Market or any electronic communications network. There can be no assurance that a liquid trading market will develop for the securities. The development of a trading market for the securities will depend on our financial performance and other factors such as the market price of any of the Underlying Stocks. Even if a secondary market for the securities develops, it may not provide significant liquidity and transaction costs in any secondary market could be high.

Potential conflicts of interest.  Wachovia Capital Markets, LLC or its affiliates may presently or from time to time engage in business that may adversely affect the price of the securities, including hedging activities. In addition, the inclusion of commissions and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices. In the course of business, Wachovia Capital Markets, LLC or its affiliates may acquire non-public information relating to any of the Underlying Stock Issuers and, in addition, one or more affiliates of Wachovia Capital Markets, LLC may publish research reports about any of the Underlying Stock Issuers. Neither we nor Wachovia Capital Markets, LLC makes any representation to any purchasers of the securities regarding any matters whatsoever relating to any of the Underlying Stock Issuers.

Hypothetical returns

The following table illustrates the hypothetical maturity payment amount and corresponding hypothetical return at maturity per security (in each case, including interest payments), for a range of hypothetical final stock prices and the corresponding hypothetical price return of each of the Underlying Stocks and whether or not a knock-in event has occurred.

The tables below assume no market disruption event, antidilution adjustments or settlement disruption event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the securities, tax liabilities could affect the after-tax rate of return on the securities to a comparatively greater extent than the after-tax return on each of the Underlying Stocks.

Securities linked to Apache Corporation

The examples are based on the following terms:

•	an initial stock price of $106.74;

•	a knock-in price of $74.718;

•	an interest rate of 13.00%; and

•	an investment term of 185 days.

The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting return (inclusive of coupons) will depend on the actual final stock price and whether or not a knock-in event occurs, each determined by the calculation agent as described in this pricing supplement.

		A knock-in event has occurred		A knock-in event has not occurred
			Hypothetical		Hypothetical
			Maturity Payment		Maturity Payment
Hypothetical	Hypothetical Price	Hypothetical Return at	Amount	Hypothetical Return at	Amount
Final	Return of the	Maturity per Security	per Security	Maturity per Security	per Security
Stock Price	Underlying Stock	(Including Interest)(1)	(Including Interest)	(Including Interest)(1)	(Including Interest)

$53.37	−50%	−43.32%	$566.81	—	—
$58.71	−45%	−38.32%	$616.81	—	—
$64.04	−40%	−33.32%	$666.81	—	—
$69.38	−35%	−28.32%	$716.81	—	—
$74.718	−30%	−23.32%	$766.81	—	—
$80.06	−25%	−18.32%	$816.81	6.68%	$1,066.81
$85.39	−20%	−13.32%	$866.81	6.68%	$1,066.81
$90.73	−15%	−8.32%	$916.81	6.68%	$1,066.81
$96.07	−10%	−3.32%	$966.81	6.68%	$1,066.81
$101.40	−5%	1.68%	$1,016.81	6.68%	$1,066.81
$106.74	0%	6.68%	$1,066.81	6.68%	$1,066.81
$112.08	5%	6.68%	$1,066.81	6.68%	$1,066.81
$117.41	10%	6.68%	$1,066.81	6.68%	$1,066.81
$122.75	15%	6.68%	$1,066.81	6.68%	$1,066.81
$128.09	20%	6.68%	$1,066.81	6.68%	$1,066.81
$133.43	25%	6.68%	$1,066.81	6.68%	$1,066.81
$138.76	30%	6.68%	$1,066.81	6.68%	$1,066.81
$144.10	35%	6.68%	$1,066.81	6.68%	$1,066.81
$149.44	40%	6.68%	$1,066.81	6.68%	$1,066.81
$154.77	45%	6.68%	$1,066.81	6.68%	$1,066.81
$160.11	50%	6.68%	$1,066.81	6.68%	$1,066.81

(1)	The returns at maturity specified above are not annualized rates of return but rather actual returns over the term of the security and, in the case of the securities, are calculated based on a 185-day investment term and, in the case of the applicable Underlying Stock, do not take into account dividends, if any, paid on the applicable Underlying Stock or any transaction fees and expenses.

The following graph sets forth the return at maturity for a range of final stock prices both if a knock-in event has occurred and if a knock-in event has not occurred.

Return Profile of 13.00% Enhanced Yield Securities vs. Apache Corporation*

*Based on an interest rate of 13.00% per annum and a 185-day term.

Securities linked to Cisco Systems, Inc.

The examples are based on the following hypothetical terms:

•	an initial stock price of $24.91;

•	a knock-in price of $19.928;

•	an interest rate of 10.50%; and

•	an investment term of 185 days.

The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting return (inclusive of coupons) will depend on the actual final stock price and whether or not a knock-in event occurs, each determined by the calculation agent as described in this pricing supplement.

		A knock-in event has occurred		A knock-in event has not occurred
			Hypothetical		Hypothetical
			Maturity Payment		Maturity Payment
	Hypothetical Price	Hypothetical Return at	Amount	Hypothetical Return at	Amount
Hypothetical Final	Return of the	Maturity per Security	per Security	Maturity per Security	per Security
Stock Price	Underlying Stock	(Including Interest)(1)	(Including Interest)	(Including Interest)(1)	(Including Interest)

$12.46	−50%	−44.60%	$553.96	—	—
$13.70	−45%	−39.60%	$603.96	—	—
$14.95	−40%	−34.60%	$653.96	—	—
$16.19	−35%	−29.60%	$703.96	—	—
$17.44	−30%	−24.60%	$753.96	—	—
$18.68	−25%	−19.60%	$803.96	—	—
$19.928	−20%	−14.60%	$853.96	—	—
$21.17	−15%	−9.60%	$903.96	5.40%	$1,053.96
$22.42	−10%	−4.60%	$953.96	5.40%	$1,053.96
$23.66	−5%	0.40%	$1,003.96	5.40%	$1,053.96
$24.91	0%	5.40%	$1,053.96	5.40%	$1,053.96
$26.16	5%	5.40%	$1,053.96	5.40%	$1,053.96
$27.40	10%	5.40%	$1,053.96	5.40%	$1,053.96
$28.65	15%	5.40%	$1,053.96	5.40%	$1,053.96
$29.89	20%	5.40%	$1,053.96	5.40%	$1,053.96
$31.14	25%	5.40%	$1,053.96	5.40%	$1,053.96
$32.38	30%	5.40%	$1,053.96	5.40%	$1,053.96
$33.63	35%	5.40%	$1,053.96	5.40%	$1,053.96
$34.87	40%	5.40%	$1,053.96	5.40%	$1,053.96
$36.12	45%	5.40%	$1,053.96	5.40%	$1,053.96
$37.37	50%	5.40%	$1,053.96	5.40%	$1,053.96

(1)	The returns at maturity specified above are not annualized rates of return but rather actual returns over the term of the security and, in the case of the securities, are calculated based on a 185-day investment term and, in the case of the applicable Underlying Stock, do not take into account dividends, if any, paid on the applicable Underlying Stock or any transaction fees and expenses.

The following graph sets forth the return at maturity for a range of final stock prices both if a knock-in event has occurred and if a knock-in event has not occurred.

Return Profile of 10.50% Enhanced Yield Securities vs. Cisco Systems, Inc.*

*Based on an interest rate of 10.50% per annum and an 185-day term.

Securities linked to Target Corporation

The examples are based on the following hypothetical terms:

•	an initial stock price of $51.40;

•	a knock-in price of $35.980;

•	an interest rate of 13.00%; and

•	an investment term of 185 days.

The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting return (inclusive of coupons) will depend on the actual final stock price and whether or not a knock-in event occurs, each determined by the calculation agent as described in this pricing supplement.

		A knock-in event has occurred		A knock-in event has not occurred
			Hypothetical		Hypothetical
			Maturity Payment		Maturity Payment
	Hypothetical Price	Hypothetical Return at	Amount	Hypothetical Return at	Amount
Hypothetical Final	Return of the	Maturity per Security	per Security	Maturity per Security	per Security
Stock Price	Underlying Stock	(Including Interest)(1)	(Including Interest)	(Including Interest)(1)	(Including Interest)

$25.70	−50%	−43.32%	$566.81	—	—
$28.27	−45%	−38.32%	$616.81	—	—
$30.84	−40%	−33.32%	$666.81	—	—
$33.41	−35%	−28.32%	$716.81	—	—
$35.98	−30%	−23.32%	$766.81	—	—
$38.55	−25%	−18.32%	$816.81	6.68%	$1,066.81
$41.12	−20%	−13.32%	$866.81	6.68%	$1,066.81
$43.69	−15%	−8.32%	$916.81	6.68%	$1,066.81
$46.26	−10%	−3.32%	$966.81	6.68%	$1,066.81
$48.83	−5%	1.68%	$1,016.81	6.68%	$1,066.81
$51.40	0%	6.68%	$1,066.81	6.68%	$1,066.81
$53.97	5%	6.68%	$1,066.81	6.68%	$1,066.81
$56.54	10%	6.68%	$1,066.81	6.68%	$1,066.81
$59.11	15%	6.68%	$1,066.81	6.68%	$1,066.81
$61.68	20%	6.68%	$1,066.81	6.68%	$1,066.81
$64.25	25%	6.68%	$1,066.81	6.68%	$1,066.81
$66.82	30%	6.68%	$1,066.81	6.68%	$1,066.81
$69.39	35%	6.68%	$1,066.81	6.68%	$1,066.81
$71.96	40%	6.68%	$1,066.81	6.68%	$1,066.81
$74.53	45%	6.68%	$1,066.81	6.68%	$1,066.81
$77.10	50%	6.68%	$1,066.81	6.68%	$1,066.81

(1)	The returns at maturity specified above are not annualized rates of return but rather actual returns over the term of the security and, in the case of the securities, are calculated based on a 185-day investment term and, in the case of the applicable Underlying Stock, do not take into account dividends, if any, paid on the applicable Underlying Stock or any transaction fees and expenses.

The following graph sets forth the return at maturity for a range of final stock prices both if a knock-in event has occurred and if a knock-in event has not occurred.

Return Profile of 13.00% Enhanced Yield Securities vs. Target Corporation*

*Based on an interest rate of 13.00% per annum and a 185-day term.

The Underlying Stocks

The Underlying Stock Issuers

Provided below is a brief description of the Underlying Stock Issuers obtained from publicly available information published by the Underlying Stock Issuers. Neither we nor Wachovia Capital Markets, LLC makes any representation to any purchasers of the securities regarding any matters whatsoever relating to the Underlying Stock Issuers. Any prospective purchaser of the securities should undertake an independent investigation of the Underlying Stock Issuers as in its judgment is appropriate to make an informed decision regarding an investment in the securities.

Each of the Underlying Stocks is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically financial and other information specified by the SEC. Information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. In addition, information filed by each of the Underlying Stock Issuers with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

Apache Corporation is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids. In North America, their exploration and production interests are focused in the Gulf of Mexico, the Gulf Coast, East Texas, the Permian basin, the Anadarko basin and the Western Sedimentary basin of Canada. Outside of North America, Apache Corporation have exploration and production interests onshore Egypt, offshore Western Australia, offshore the United Kingdom (U.K.) in the North Sea (North Sea), and onshore Argentina. Information filed with the SEC by Apache Corporation under the Exchange Act can be located by reference to SEC file number 001-04300.

Cisco Systems, Inc. designs, manufactures, and sells Internet Protocol (IP)-based networking and other products related to the communications and information technology industry and provide services associated with these products and their use. Cisco Systems, Inc. provides a broad line of products for transporting data, voice, and video within buildings, across campuses, and around the world. Cisco Systems, Inc. products, which include primarily routers, switches and advanced technologies, are installed at large enterprises, public institutions, telecommunications companies, commercial businesses and personal residences. Information filed with the SEC by Cisco Systems, Inc. under the Exchange Act can be located by reference to SEC file number 000-18225.

Target Corporation operates large-format general merchandise and food discount stores in the United States, which include Target and SuperTarget stores. Target Corporation offers both everyday essentials and fashionable, differentiated merchandise. Target Corporation’s credit card operations represent an integral component of their core retail business. Although Target.com is small relative to its overall size, its sales are growing at a much more rapid pace than its in-store sales. Information filed with the SEC by Target Corporation, under the Exchange Act can be located by reference to SEC file number 001-06049

Historical Data

Each of the Underlying Stocks is listed on the Relevant Exchange under its respective symbol described above. The following table sets forth the high intra-day, low intra-day and quarter-end closing prices for each of the Underlying Stocks for the four calendar quarters in each of 2004, 2005, 2006, and 2007, the first two calendar quarter of 2008 and the period from July 1, 2008 to August 15, 2008. For each of the Underlying Stocks, the historical prices listed below were obtained from Bloomberg Financial Markets without independent verification. These historical prices should not be taken as an indication of future performance, and no assurance can be given that the price of either of the Underlying Stocks will not decrease such that you would receive less than the principal amount of your securities at maturity.

Any historical upward or downward trend in the price of any of the Underlying Stocks during any period shown below is not an indication that the price of that Underlying Stock is more or less likely to increase or decrease at any time during the term of the securities. You should not take the historical performance levels as an indication of future performance of any of the Underlying Stocks. We cannot assure you that the future performance of any of the Underlying Stocks will result in your receiving the principal amount of your securities on the maturity date. The actual performance of each of the Underlying Stocks over the life of the securities may bear little relation to the historical levels shown below.

Apache Corporation

				Quarter-End
Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Closing Price

1/1/2004	3/31/2004	43.49	36.80	43.17
4/1/2004	6/30/2004	45.99	38.53	43.55
7/1/2004	9/30/2004	50.96	42.45	50.11
10/1/2004	12/31/2004	54.38	47.79	50.57
1/1/2005	3/31/2005	65.90	47.45	61.23
4/1/2005	6/30/2005	67.98	51.52	64.60
7/1/2005	9/30/2005	78.11	64.90	75.22
10/1/2005	12/31/2005	75.95	59.40	68.52
1/1/2006	3/31/2006	76.21	63.25	65.51
4/1/2006	6/30/2006	75.65	56.52	68.25
7/1/2006	9/30/2006	72.40	59.18	63.20
10/1/2006	12/31/2006	70.50	59.99	66.51
1/1/2007	3/31/2007	73.44	63.01	70.70
4/1/2007	6/30/2007	87.82	70.53	81.59
7/1/2007	9/30/2007	91.24	72.67	90.06
10/1/2007	12/31/2007	109.32	87.44	107.54
1/1/2008	3/31/2008	122.33	84.52	120.82
4/1/2008	6/30/2008	149.23	117.67	139.00
7/1/2008	8/15/2008	145.00	100.45	106.74

Cisco Systems, Inc.

				Quarter-End
Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Closing Price

1/1/2004	3/31/2004	29.39	21.94	23.52
4/1/2004	6/30/2004	24.83	20.68	23.70
7/1/2004	9/30/2004	23.68	17.50	18.10
10/1/2004	12/31/2004	20.35	17.80	19.30
1/1/2005	3/31/2005	19.61	17.13	17.89
4/1/2005	6/30/2005	20.25	17.01	19.11
7/1/2005	9/30/2005	20.23	17.30	17.93
10/1/2005	12/31/2005	18.12	16.83	17.12
1/1/2006	3/31/2006	22.00	17.18	21.67
4/1/2006	6/30/2006	22.00	19.08	19.53
7/1/2006	9/30/2006	23.50	17.10	23.00
10/1/2006	12/31/2006	27.96	22.80	27.33
1/1/2007	3/31/2007	28.99	24.94	25.53
4/1/2007	6/30/2007	28.48	25.31	27.85
7/1/2007	9/30/2007	33.37	27.79	33.11
10/1/2007	12/31/2007	34.24	26.82	27.07
1/1/2008	3/31/2008	27.3	21.79	24.09
4/1/2008	6/30/2008	27.72	22.91	23.26
7/1/2008	8/15/2008	25.25	20.58	24.91

Target Corporation

				Quarter-End
Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Closing Price

1/1/2004	3/31/2004	45.85	36.65	45.04
4/1/2004	6/30/2004	46.89	41.25	42.47
7/1/2004	9/30/2004	46.90	40.03	45.25
10/1/2004	12/31/2004	54.14	45.30	51.93
1/1/2005	3/31/2005	53.20	47.76	50.02
4/1/2005	6/30/2005	56.24	45.55	54.41
7/1/2005	9/30/2005	60.00	49.93	51.93
10/1/2005	12/31/2005	59.01	50.78	54.97
1/1/2006	3/31/2006	55.85	51.93	52.01
4/1/2006	6/30/2006	55.13	47.26	48.87
7/1/2006	9/30/2006	56.67	44.85	55.25
10/1/2006	12/31/2006	60.31	54.60	57.05
1/1/2007	3/31/2007	64.73	56.61	59.26
4/1/2007	6/30/2007	65.07	56.80	63.60
7/1/2007	9/30/2007	70.75	56.06	63.57
10/1/2007	12/31/2007	68.50	48.85	50.00
1/1/2008	3/31/2008	57.32	47.25	50.68
4/1/2008	6/30/2008	55.71	46.34	46.49
7/1/2008	8/15/2008	53.13	42.34	51.40

Supplemental information regarding taxation in the United States

The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 2), and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 2) are set forth in the table below.

	Deposit	Put Premium

Securities linked to Apache Corporation	2.73%	10.27%
Securities linked to Cisco Systems, Inc.	2.73%	7.77%
Securities linked to Target Corporation	2.73%	10.27%

In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

Please refer to “Taxation in the United States” beginning on page PS-29 of the accompanying product supplement no. 2.

Supplemental plan of distribution

The securities are being purchased by Wachovia Capital Markets, LLC (the agent) as principal, pursuant to terms agreements dated as of August 15, 2008 between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the securities.

See “Supplemental plan of distribution” beginning on page PS-32 of the accompanying product supplement no. 2.